SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration no. 1431-1

MINUTES OF THE ONE HUNDRED AND NINETY-THIRD

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: August 14, 2019 – 9:00 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI - Chairman; and DENISE TEIXEIRA GOMES - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.	The Board of Directors unanimously approved the Interim Financial Information for the second quarter of 2019 of Copel (Holding Company), after hearing the Statutory Audit Committee.
II.	The Board of Directors unanimously approved the 6th Revision of the Business Plan of SPE Mata de Santa Genebra Transmissão S.A. – MSG, after analyzing the grounds presented by the managers and listening to the Statutory Audit Committee.

III.	The Board of Directors unanimously approved the procedure for the sale of electricity to large consumers, after hearing the Statutory Audit Committee.
IV.	The Board of Directors took note of the results expected by Copel Comercialização S.A. after the implementation of new rules to sell electricity guarantees, discussed the matter and presented its considerations.

V.	The Board of Directors received information and discussed the matter on Sercomtel’s situation and the sizing of the risks involved.
VI.	The Board of Directors took note of the progress of the work of the Company's Shared Services Center - CSC.
VII.	The Board of Directors has decided to remove from the agenda the issue of Generation Auction A-6/2019 - Aneel, which will be considered at the next ordinary meeting.
VIII.	The Board of Directors received the monthly report on the repair and remediation procedure of UEG Araucária Ltda. – UEGA.
IX.	The Board of Directors analyzed the Company’s Corporate Governance Report, prepared in compliance with CVM Instruction 586/2017 and made recommendations for its evolution.
X.	The Board of Directors received a report from the Statutory Audit Committee on various matters and unanimously ratified the approval of the Annual Internal Audit Activity Report - RAINT 2018.
XI.	The Board of Directors received a report from the Chief Executive Officer on various corporate matters and on the progress of the Strategic Planning review work.
XII.	The Board of Directors unanimously decided to cancel the resolution contained in item 3 of the minutes of the 192nd Ordinary Meeting of this board, of July 11, 2019, while remaining Mr. Vicente Loiácono Neto as Director of Governance, Risk and Compliance.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chairman; DANIEL PIMENTEL SLAVIERO – Executive Secretary; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the minutes of the 193rd Ordinary Board of Directors’ Meeting was drawn up in the Company’s book no. 10.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date August 14, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.